Volaris Reports January 2026 Traffic Results:
Load Factor of 85%

Mexico City, Mexico, February 9, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its January 2026 preliminary traffic results.

In January, Volaris’ ASM capacity increased 4.3%, while RPMs for the month grew 2.1%. Mexican domestic RPMs declined 1.1%, while international RPMs increased 6.7%. Consolidated load factor decreased by 1.8 percentage points year-over-year to 84.8%. During the month, Volaris transported 2.7 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “We began the year with traffic trends consistent with those observed during the fourth quarter across our network. Domestic passenger volumes were broadly stable year-over-year, while international capacity added since mid-2025 continued to mature, with performance reflecting sequential improvement in VFR demand. Looking ahead, we will remain disciplined in deploying and managing capacity to match demand and support profitability throughout 2026.”

	Jan 2026	Jan 2025	Variance
RPMs (million, scheduled & charter)
Domestic	1,541	1,558	(1.1%)
International	1,181	1,107	6.7%
Total	2,722	2,665	2.1%
ASMs (million, scheduled & charter)
Domestic	1,760	1,775	(0.8%)
International	1,450	1,304	11.2%
Total	3,210	3,078	4.3%
Load Factor (%, RPMs/ASMs)
Domestic	87.6%	87.8%	(0.2) pp
International	81.5%	84.9%	(3.4) pp
Total	84.8%	86.6%	(1.8) pp
Passengers (thousand, scheduled & charter)
Domestic	1,899	1,833	3.6%
International	821	764	7.5%
Total	2,720	2,597	4.7%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

VFR: Visiting friends and relatives.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 221 and its fleet from 4 to 155 aircraft. Volaris offers around 450 daily flight segments on routes that connect 44 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.